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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   1  )*
                                           -----


                               AgriBioTech, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
         -------------------------------------------------------------
                        (Title of Class of Securities)

                                  008494-10-6
                   -----------------------------------------
                                 (CUSIP Number)

 John M. Liviakis, 2118 "P" St., Suite C, Sacramento, CA 95816, (916) 448-6084
 -----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 9, 1996
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                    ---------------------
 CUSIP NO. 008494-10-6                                       PAGE   OF   PAGES
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Liviakis Financial Communications, Inc.
      68-0311399

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
 2                                                                      (b) [_]


--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [_]
      PURSUANT TO ITEMS 2(d) or 2(e)
 5


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of California

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            762,500

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             762,500

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      762,500

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] 12


--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!              2 of 7
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                    ---------------------
 CUSIP NO. 008494-10-6                                       PAGE   OF   PAGES
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John M. Liviakis
      ###-##-####

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
 2                                                                      (b) [_]


--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [_]
      TO ITEMS 2(d) or 2(e)
 5


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          762,500
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          762,500
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      762,500

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] 12


--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!              2 of 7
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                    ---------------------
 CUSIP NO. 008494-10-6                                       PAGE   OF   PAGES
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Renee A. Liviakis
      ###-##-####

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
 2                                                                      (b) [_]


--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [_]
      TO ITEMS 2(d) or 2(e)
 5


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          762,500
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          762,500
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      762,500

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] 12


--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!              2 of 7
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                    ---------------------
 CUSIP NO. 008383-10-6                                       PAGE   OF   PAGES
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert B. Prag
      ###-##-####

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
 2                                                                      (b) [_]


--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, 00

--------------------------------------------------------------------------------
      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [_]
      TO ITEMS 2(d) or 2(e)
 5


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            298,100

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          762,500
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             298,100

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          762,500
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,060,600

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] 12


--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.6%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!              2 of 7
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Schedule 13D was originally filed to report, among other securities, 1,125,000 shares of the Corporation's Common Stock which LFC was first able to acquire on July 5, 1996 pursuant to a Non-Qualified Stock Option Agreement dated as of January 5, 1996 by and between the Corporation and LFC (the "LFC Stock Option"), and 375,000 shares of the Corporation's Common Stock which RBP was first able to acquire on July 5, 1996 pursuant to a Non-Qualified Stock Option Agreement dated as of January 5, 1996 by and between the Corporation and RBP (the "RBP Stock Option" and collectively with the LFC Stock Option, the "Stock Options"). The Stock Options also permitted LFC to acquire an additional 375,000 shares of Common Stock and RBP to acquire an additional 125,000 shares of Common Stock commencing July 5, 1997. Pursuant to the Stock Options, LFC and RBP could have purchase shares of Common Stock at $1.81 per share through January 4, 2001.

     On September 9, 1996, the Corporation, JML, RBP and LFC entered into an Exchange Agreement (the "Exchange Agreement") dated as of August 6, 1996 pursuant to which (i) the Corporation agreed to issue 562,500 shares of its Common Stock to LFC and 187,500 shares of its Common Stock to RBP; (ii) LFC agreed (a) to assign options arising under the LFC Stock Option to purchase 1,187,500 shares of the Corporation's Common Stock to persons designated by the Corporation, (b) either to exercise options arising under the LFC Stock Option to purchase 200,000 shares of the Corporation's Common Stock on or before October 31, 1996 or to assign such options to persons designated by the Corporation, and (c) to refrain from exercising the balance of the options arising under the LFC Stock Option to purchase 112,500 shares of the Corporation's Common Stock until June 30, 1997; and (iii) RBP agreed (a) to assign options arising under the RBP Stock Option to purchase 362,500 shares of the Corporation's Common Stock to persons designated by the Corporation, (b) either to exercise options arising under the RBP Stock Option to purchase 100,000 shares of the Corporation's Common Stock on or before October 31, 1996 or to assign such options to persons designated by the Corporation, and (c) to refrain from exercising the balance of the options arising under the LFC Stock Option to purchase 37,500 shares of the Corporation's Common Stock until June 30, 1997.

     On September 23, 1996, pursuant to the Exchange Agreement (i) the Corporation issued and delivered certificates representing 562,500 shares of its Common Stock to LFC and 187,500 shares of its Common Stock to RBP; (ii) LFC renounced and relinquished its rights arising under the LFC Stock Option to purchase 1,187,500 shares of the Corporation's Common Stock; and (iii) RBP renounced and relinquished his rights arising under the RBP Stock Option to purchase 362,500 shares of the Corporation's Common Stock.

     To the extent LFC exercises the LFC Stock Option, it presently intends to utilize its working capital. To the extent RBP exercises the RBP Stock Option, he presently intends to utilize his personal funds. Copies of the Exchange Agreement, a letter from LFC to the Corporation dated September 23, 1996, and a letter from RBP to the Corporation dated September 23, 1996 are attached hereto as Exhibits "10.5", "10.6" and "10.7", respectively.


4.   PURPOSE OF TRANSACTION.

     The Option Agreements were entered into pursuant to a Consulting Agreement effective as of January 5, 1996 by and between the Corporation and LFC (the "Consulting Agreement"), in consideration for consulting services to be performed by LFC for the Corporation. The Exchange Agreement was entered into following discussions and negotiations initiated by the Corporation to modify the economic and other terms of the Corporation's consulting relationship with LFC.

     To the extent LFC and RBP exercise the Stock Options, each presently intends to acquire and hold the shares of Common Stock so purchased for investment purposes. LFC holds the 562,500 shares of the Corporation's Common Stock presently owned by it for investment purposes. RBP holds the 198,100 shares of Common Stock presently owned by him for investment purposes. LFC, JML, RAL and RBP may also acquire additional shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so.

     LFC, JML, RAL and RBP have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.   INTEREST IN SECURITIES OF THE ISSUER.

     Pursuant to the LFC Stock Option, LFC has the remaining right to purchase up to 200,000 shares of Common Stock from the Corporation through October 31, 1996 at an exercise price of $1.81 per share of Common Stock and the right to purchase up to an additional 112,500 shares of Common Stock from the Corporation from June 30, 1997 through January 4, 2001 at an exercise price of $1.81 per share of Common Stock. As the directors of LFC, JML, RAL and RBP share the power to direct the vote or disposition of any shares of the Common Stock of the Corporation acquired by LFC pursuant to the LFC Stock Option or otherwise, as well as the 562,500 shares of the Corporation's Common Stock presently owned by LFC.

     Pursuant to the RBP Stock Option, RBP has the right to purchase up to 100,000 shares of Common Stock from the Corporation through October 31, 1996 at an exercise price of $1.81 per share of Common Stock and the right to purchase up to an additional 37,500 shares of Common Stock from the Corporation from June 30, 1997 through January 4, 2001 at an exercise price of $1.81 per share of Common Stock. RBP has the sole power to direct the vote or disposition of any shares of the Common Stock of the Corporation acquired by RBP pursuant to the RBP Stock Option or otherwise, as well as the 198,100 shares of Common Stock presently owned by RBP. LFC, JML and RAL disclaim any beneficial ownership of shares of Common Stock presently owned by RBP or which may be acquired by RBP pursuant to the RBP Stock Option.

     The 762,500 shares of Common Stock that LFC presently owns or has the right to acquire within sixty days of the date hereof, and as to which JML, RAL and RBP as officers and directors of LFC would have shared power to direct the vote or disposition, represents approximately 7.0% of that class of securities. The 298,100 shares of Common Stock that RBP presently owns or has the right to acquire within sixty days of the date hereof, and as to which RBP has or would have the sole power to direct the vote or disposition, represents approximately 2.7% of that class of securities. The 1,060,600 shares of Common Stock which RBP presently owns or as to which, if acquired through exercise of the Stock Options, RBP would have either sole or shared power to direct the vote or disposition represent approximately 9.6% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the Corporation's advice to LFC that, as of the most recent practicable date, 10,761,303 shares of Common Stock were outstanding.

     During the past sixty days, LFC, JML, RAL and RBP have not engaged in any transactions in the Corporation's Common Stock, except as reported above and except for the following sales of the Corporation's Common Stock by RBP in brokers' transactions on the Nasdaq SmallCap Market:

     A.  On August 1, 1996, 200 shares were sold at $4.0625 per share.

     B.  On August 16, 1996, 5,000 shares were sold at $2.875 per share.


6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Corporation entered into the Stock Options with LFC and RBP in consideration for consulting services to be performed by LFC pursuant to the Consulting Agreement from January 5, 1996 through July 4, 1997. In the Option Agreements, the Corporation grants to LFC and RBP certain rights to have shares of Common Stock purchased pursuant to the Stock Option Agreements registered under the Securities Act of 1933, as amended. Certain provisions of the Stock Options and Consulting Agreement, including provisions in the Stock Options relating to registration rights, have been modified by the terms of the Exchange Agreement.

     Except for the Consulting Agreement, the Stock Options and the Exchange Agreement, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 above and any person with respect to any securities of the Corporation.


7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 10.1 - Non-Qualified Stock Option Agreement dated as of January 5, 1996 by and between the Corporation and LFC.

     Exhibit 10.2 - Non-Qualified Stock Option Agreement dated as of January 5, 1996 by and between the Corporation and RBP.

     Exhibit 10.3 - Consulting Agreement, dated effective as of January 5, 1996, by and between the Corporation and LFC.

     Exhibit 10.4 - Agreement of LFC, JML, RAL and RBP pursuant to Rule 13d-
1(f).

     Exhibit 10.5 - Exchange Agreement dated as of August 6, 1996 by and among the Corporation, JML, RBP and LFC.

     Exhibit 10.6 - Letter dated September 23, 1996 from LFC to the Corporation.

     Exhibit 10.7 - Letter dated September 23, 1996 from RBP to the Corporation.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:
September 30, 1996                LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                  By: /s/ John M. Liviakis
                                      -------------------------------
                                      John M. Liviakis, President


                                      /s/ John M. Liviakis
                                  -----------------------------------
                                      John M. Liviakis


                                      /s/ Renee A. Liviakis
                                  -----------------------------------
                                      Renee A. Liviakis


                                      /s/ Robert B. Prag
                                  -----------------------------------
                                      Robert B. Prag